Long-term funding of personal injury claims against former subsidiary companies 1 December 2005 Exhibit 99.1

Overview Background Final Funding Agreement Impact on James Hardie Other Matters Conditions Next Steps

Background Special Commission of Inquiry into Establishment of Medical Research and Compensation Foundation (MRCF) reported 21 September 2004 Establishment of MRCF legally effective No legal liability for MRCF funding shortfall Did not restructure or move to Netherlands to avoid liability for asbestos claims However, as a practical matter, James Hardie would risk adverse legislative, regulatory and customer responses unless adequate provision is made for asbestos liabilities relating to former subsidiaries James Hardie's voluntary proposal for funding future claims under a scheme (made 14 July 2004) "an appropriate starting point for negotiations" Heads of Agreement signed 21 December 2004 Legally binding agreement (Final Funding Agreement) with NSW Government signed 1 December 2005

Final Funding Agreement Consistent with Heads of Agreement Funding arrangement intended to allow James Hardie to remain profitable, financially strong and able to fund growth Funding arrangement intended to allow payments to be made by Special Purpose Fund (SPF) in respect of all existing and future proven claims - but no absolute assurance can be given that funding will be sufficient Tax conditions to be satisfied Lender and shareholder approval required

Final Funding Agreement Key Elements Establishment of a SPF Initial funding of SPF by James Hardie of A$154m based on KPMG Actuaries report at 30 June 2005 James Hardie to make annual payments to SPF Annual payment by James Hardie to SPF based on annual actuarial assessments A rolling two year buffer to be established in SPF Cap on annual payment after 1st year based on a percentage of JHINV net operating cashflow - initial cap 35%, with phased reduction to 10% possible over time

Final Funding Agreement Structure Amaba P/L Performing Subsidiary Special Purpose Fund Amaca P/L (including Baryulgil) ABN 60 P/L JHINV Guarantee Max. 35% prior year net operating cashflow

Structure cont... Majority of SPF Board appointed by James Hardie SPF, Amaca, Amaba, ABN 60 accounted for as James Hardie subsidiaries in consolidated accounts in accordance with US GAAP NSW Government will introduce legislation to support the structure and to continue external administration of Amaca, Amaba and ABN 60 Claims arising from Marlew Mining (Baryulgil community) included within funding arrangement Final Funding Agreement

Final Funding Agreement Actuarial Data Annual contribution to SPF based on annual actuarial assessments as at 31 March Initial funding based on KPMG Actuaries 30 June 2005 report

Final Funding Agreement Initial Payment Discounted central estimate for claims (gross) in 1 year and 9 month period ending 31 March 2007 Discounted central estimate for claims (gross) for YE 31 March 2008 Estimated operating expenses of SPF for 9 months ended 31 March 2006 Payment amount reduced to reflect net asset position of MRCF at 30 June 2005 "Smoothing" adjustment - increases initial payment with corresponding reduction over the following 2 years

Final Funding Agreement Ongoing Annual Payments A 2 year rolling buffer to be established plus annual contribution Buffer and 3rd year payment process to re-occur at start of each year Revised actuarial assessment undertaken at 31 March each year (payments due 1 July each year) SPF expected to have between approximately 2 and 3 years of funding at any one point in time - subject to cashflow cap

Final Funding Agreement Annual Funding Cap Expressed as a % of JHINV net operating cashflow Defined as: operating cashflow after tax, interest and changes in working capital and JHINV asbestos payments, but before capital expenditure and dividends Not less than 65c in each $1 of net operating cashflow to be available for other corporate purposes (i.e. capital expenditure, dividends/buy-backs/capital returns, debt reduction and/or acquisitions)

Final Funding Agreement Annual Funding Cap "Step-Down" Takes account of actual level of claims and JHINV's operational performance Maximum cap of 35% and minimum cap of 10% Cap can reduce in 5% increments - but no reduction before YE 31 March 2012 Step-down permitted if previous 4 year payment average (as a % of net operating cashflow for the corresponding period) is below the next 5% level down Where percentage stepped-down to 30% or below, a step-up to next 5% required if payment (as percentage of cashflow) is above current cap. Maximum step-up is one level only in any cashflow cap bracket

Final Funding Agreement Funding Term Cap A final payment can be made at 2045 - subject to NSW Government approval If parties unable to agree final payment, term will extend a further 10 years - then agreement on final payment sought again In absence of any agreement on final payment, agreement continues without provision for final payment

Final Funding Agreement Releases from Civil Liability Provided to all parties to Heads of Agreement NSW Government will introduce legislation to provide releases to members of James Hardie Group, its directors, officers, employees and advisers to ensure civil liability is limited to the arrangements in the Final Funding Agreement The releases will cover liability to pay compensation which is imposed through civil penalty orders Releases for James Hardie Group companies conditional on James Hardie compliance with the Final Funding Agreement Unions to call for lifting of all bans and boycotts (Unions Deed of Release)

Final Funding Agreement Restrictions on Certain Transactions/Distributions Corporate transactions, distributions and capital management activity are allowable, but James Hardie must not cease to satisfy obligations under the deed Key exemptions: Arms length dealings Distributions no more than 15% of capital over 3 year period Dividend payout no more than 75% of net income for last 2 years Valuation ratio (market cap + NPV of actuarial central estimate/NPV of actuarial central estimate) greater than 2.75 Other exemptions are available Mechanisms established to facilitate new capital raisings - SPF's claim on JHINV cashflow modified James Hardie can elect, upon capital raising, to have a proportion of JHINV Group's future annual cashflow as basis for payment made under the then applying cashflow cap percentage

Intercreditor Deed Governs the arrangements between JHINV, lenders, the SPF and the NSW Government on an ongoing basis Ensures JHINV lenders are paid in full before amounts are paid to the SPF in an insolvency of JHINV - critical to enable James Hardie to raise debt optimise capital structure Intercreditor Deed subject to review by JHINV lenders Final Funding Agreement

Final Funding Agreement Wind Up or Reconstruction Events SPF has right to participate as a creditor where JHINV is being wound up or reconstructed (eg. Chapter 11 of US Bankruptcy Code) SPF will vote in favour of a reconstruction which maintains its rights under the agreement Agreement provides a mechanism for calculating voting and recovery rights of SPF

Final Funding Agreement No Adverse Legislation NSW Government will not undertake any adverse legislative or regulatory action directed at any member of JHINV Group on asbestos-related matters If Federal or other state governments take equivalent action, "set off" arrangements apply against JHINV funding obligations in certain circumstances

Final Funding Agreement Education Program and Medical Research James Hardie will contribute A$75k pa for 10 years to an asbestos education program in Australia focused on home renovators Contributions to be sought from other parties including other governments, insurers and other companies with asbestos liabilities James Hardie will contribute A$500k pa for 10 years to continue funding medical research into asbestos-related diseases and treatments

Impact on James Hardie KPMG Claims Profile Note: The figures presented above are on an undiscounted basis and assumes NSW cost savings. The first payment is a 9 month payment (all others are annual).

Impact on James Hardie Initial Payment A$m Discounted Central Estimate Valuation for two years nine months to 31/3/2008 (Gross claims) 219 Buffer 135 Year 3 discounted payment 84 Estimated SPF operating expenses in 9 months to 31 March 2006 7 Estimated assets to be contributed by the MRCF as at 30 June 2005 (94) Part prepayment of payments for FY07 and FY08 22 Initial Funding 154 Note: "gross claims" is before insurance and other recoveries.

Impact on James Hardie Expected Payments to SPF Assumes net operating cashflow of James Hardie is sufficient to ensure cashflow cap does not operate

Impact on James Hardie Annual Cashflow Caps - Best Case Scenario Note: Annual contribution is lesser of payment based on annual actuarial assessment and annual cashflow cap

Impact on James Hardie Expected Net Assets of SPF Note: Assumes JHINV contribution is always below annual cashflow cap.

Impact on James Hardie Accounting Take-up of liability provision when FAS 5 "probable and estimable" definitions satisfied Tested against events and circumstances prevailing at a balance date Accounting treatment: Based on KPMG Actuaries undiscounted Central Estimate Calculated for entire term (through 2071) Excludes inflation and superimposed inflation All components to be gross Tax benefit to be recognised based on approximately next 3 years taxable income - subject to confirmation Payments to claimants by SPF charged against provision Asbestos expense in Income Statement to reflect movement in provision

Impact on James Hardie Taxation Tax deductibility of payments by James Hardie to SPF and tax exempt status of SPF has been assumed Tax deductibility agreed by all parties to Heads of Agreement (NSW Government, ACTU, UnionsNSW and Bernie Banton representing asbestos diseases groups) Application for tax ruling - final documents will be delivered to ATO Discussions with Federal Treasury continuing

Other Matters - Updated Actuarial Report Expected KPMG Actuaries estimate at 30 June 2005 A$1,798.8m - based on 31 March 2005 estimate (allowing for A$107.6m increase from reduced discount rates) Reduced by A$230.4m to A$1,568.4m at 30 June 2005: A$107.5m reduction in projected future claim numbers A$26.3m reduction in assumed average cost per claim A$83.3m reduction in estimated legal costs in NSW A$31.4m other reductions (A$18.1m) reduction in proportion of nil cost claims Note: all amounts above are on a net present value basis

NSW Government Review of Legal Costs KPMG Actuaries' analysis of estimated liability includes A$83.3m for estimated legal cost savings in NSW only Further reduction of A$55.1m if cost savings applied nationally - but not in KPMG Actuaries' estimate Further review of legal costs in NSW expected 2006 Other Matters - Updated Actuarial Report Note: all amounts above are on a net present value basis

Other Matters - Updated Actuarial Report Actuarial Estimates Comparison A$ billions 30 June 2004 31 March 2005 30 June 2005 Central Estimate - Discounted 1.536 1.685 1.5681 Central Estimate - Undiscounted 3.586 3.604 3.1311 Range - Undiscounted 2.0 - 5.7 2.0 - 5.9 1.5 - 5.51 Note: all amounts above are on a net present value basis 1. Includes estimated legal cost savings for NSW only

Conditions The Final Funding Agreement is subject to: NSW Government legislative change to facilitate implementation of agreement Tax deductibility of payments to SPF and tax exempt status of SPF Receipt of an independent expert's report confirming the proposal is in best interests of JHINV JHINV Board determination that final agreement is in JHINV's interests Approval of lenders to JHINV JHINV shareholder approval Other administrative matters

Next Steps Confirm tax deductibility of payments to SPF and its tax exempt status provide final documentation to ATO for ruling discussions with Federal Treasury continuing Complete Explanatory Memorandum (EM) including Independent Expert's report Send EM to JHINV shareholders - commencement of EGM notice period JHINV shareholder meeting Timing subject to progress on confirming tax deductibility of payments to SPF and its tax exempt status

Disclaimer This Management Presentation contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include: projections of our operating results or financial condition; statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products; statements about our future performance; statements about product or environmental liabilities; and expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under "Risk Factors" beginning on page 6 of our Form 20-F filed on 7 July 2005 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie Australian subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the successful transition of our new senior management. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward- looking statements speak only as of the date they are made.

Long-term funding of personal injury claims against former subsidiary companies